Exhibit 99.1

Policy with Respect to Repurchase of Adviser Class I Shares

March 10, 2021

It shall be a policy of Blackstone Real Estate Income Trust, Inc. (the “Company”) with respect to any Class I shares received by BX REIT Advisors L.L.C. (the “Adviser”) as payment of its management fee, that the Affiliate Transaction Committee, which is comprised of all of the independent directors of the Company, provide oversight of the repurchase activity of the Adviser and its remaining position in the Company in the form of a quarterly review. In addition, the Affiliate Transaction Committee shall approve any repurchase request submitted by the Adviser that, when combined with any repurchase requests submitted by investors in the Company through the share purchase plan of the Company (the “SRP”), would cause the Company to exceed the limit on repurchases set forth in the SRP of 2% of the Company’s aggregate net asset value (“NAV”) per month and 5% of the Company’s aggregate NAV per calendar quarter. Any approval must find that the repurchase would not impair the capital or operations of the Company and be consistent with the fiduciary duties of the directors.